Form 12b-25
            [As last amended in Release No. 34-35113
               December 19, 1994, 59 F.R.67742.]

            U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          FORM 12B-25

NOTIFICATION OF LATE FILING (Check One):

[X]Form 10-K [ ]Form 10-Q [ ]Form 20-F [ ]Form 11-K [ ]Form N-SAR

     For Period Ended: DECEMBER 31, 1997
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:

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Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates.
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Part I - Registrant Information
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Full name of Registrant       CONCORDE STRATEGIES GROUP, INC.

Former Name if Applicable     NITE-LITE USA, LTD.

Address of Principal Executive Office (Street and Number)

                              444 Madison Avenue, #1710

City, State and Zip Code      New York, New York 10022


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Part II - Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;
        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, [X] or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative
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State below in reasonable  detail the reasons why Form 10-K,
20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant acquired a Company as a wholly owned subsidiary, effective July 1, 1997. Accordingly, the subsidiary's financial statements have to be audited and consolidated with the Registrant's audited financial statements. The Form 10-KSB for the year ended December 31, 1997 will contain the first such audited consolidated financial statements, and has required substantial effort and coordination between companies and independent auditors. Therefore, it is not possible to complete the Form 10-KSB report by March 31, 1998.

     The Registrant does not believe that any portion of the Form 10-KSB should be filed separate from the complete document, or that proper estimates of results can be prepared at this time. Registrant anticipates filing From 10-KSB on or before April 15, 1998.








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Part IV - Other Information
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     (1) Name and telephone number of person to contact in regard to this notification.
                         Robert Gordon   (212) 317-0060


     (2) Have all other periodic reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or f or such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
                                              [X]Yes   [  ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                              [X]Yes    [  ]No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

             CONCORDE STRATEGIES GROUP, INC.
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        (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 27, 1998             By:/s/ Robert Gordon

                                    ROBERT GORDON
                                    President


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